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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 4 TO
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     INTERNATIONAL BANCSHARES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   459044 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Cary Plotkin Kavy
                            Cox & Smith Incorporated
                            112 E. Pecan, Suite 1800
                            San Antonio, Texas  78205
                                  (210) 554-5500
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person authorized to Receive
                          Notices and Communications)


                               September 24, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the reporting person (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (ii) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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CUSIP No. 459044 103
          ----------

1.  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons:
        Alicia M. Sanchez
    ----------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

    (See Instructions) (a)          (b)    X
                           -------      -------
3.  SEC Use Only
                ----------------------------------------------------------------

4.  Source of Funds (See Instructions)     N/A
                                      --------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
    ----------------------------------------------------------------------------

6.  Citizenship or Place of Organization     United States
                                        ----------------------------------------

                                       7. Sole Voting Power          1,705,633
Number of Shares                                                  --------------

Beneficially Owned by                  8. Shared Voting Power        0
                                                                  --------------
Each Reporting Person
                                       9. Sole Dispositive Power     1,705,633
With:                                                             --------------

                                      10. Shared Dispositive Power   0
                                                                  --------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,705,633
                                                                  --------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    ----------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)           6.58%
                                                      --------------------------

14.  Type of Reporting Person (See Instructions)            IN
                                                --------------------------------

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THIS AMENDMENT NO. 4 TO SCHEDULE 13D STATEMENT (THE "AMENDED STATEMENT")
RELATING TO COMMON STOCK, PAR VALUE $1.00 PER SHARE (THE "COMMON STOCK"), OF INTERNATIONAL BANCSHARES CORPORATION, A TEXAS CORPORATION (THE "ISSUER"), IS FILED AS AN AMENDMENT TO THE ORIGINAL SCHEDULE 13D, AS AMENDED, OF THE PERSON REPORTING HEREUNDER (THE "STATEMENT") AND SHOULD BE READ IN CONJUNCTION THEREWITH. THE STATEMENT IS AMENDED ONLY TO THE EXTENT PROVIDED HEREIN.

CUSIP No. 459044 103
          ----------

ITEM 1.  SECURITY AND ISSUER.

    This Amended Statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of International Bancshares Corporation, a Texas corporation (the "Issuer"). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

    The address of the principal executive offices of the Issuer is 1200 San Bernardo Avenue, P.O. Drawer 1359, Laredo, Texas 78042-1359.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Amended Statement is being filed on behalf of Alicia M. Sanchez ("Mrs. Sanchez"). Mrs. Sanchez is the beneficial owner of 1,705,633 shares of Common Stock of the Issuer, which shares represent 6.58% of the outstanding shares of Common Stock of the Issuer as of the date hereof.

    The address for Mrs. Sanchez is P.O. Box 2986, Laredo, Texas 78044-2986.

    Mrs. Sanchez is not employed.

    During the last five (5) years, Mrs. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Mrs. Sanchez is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    No material changes.

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ITEM 4.  PURPOSE OF TRANSACTION.

    On April 5, 2001, the Issuer declared a 25% stock dividend to shareholders of record as of May 17, 2001. As a result, the number of shares beneficially owned by Mrs. Sanchez increased accordingly.

    On September 24, 2001, Mrs. Sanchez received 634,882 shares of Common Stock as a distribution from a trust upon the termination of such trust.

    On March 25, 2002, Mrs. Sanchez was removed as co-general partner of the family limited partnership SANTIG, Ltd. and her interest in the partnership was converted into a limited partner interest. As a result, Mrs. Sanchez no longer possesses the power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the partnership.

    A description of the resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    The current interest of Mrs. Sanchez in the securities is described below.

                   Common Stock  Percentage    Type of
Holder                 Held      Ownership     Ownership
------             ------------  ----------    ---------
Alicia M. Sanchez    1,705,633    6.58%        Direct

TOTAL:               1,705,633    6.58%

    Mrs. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all of above-described shares.

    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mrs. Sanchez.

    The filing of this Statement shall not be construed as an admission that Mrs. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No Material Changes.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None.

























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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 2002



                                       /s/ ALICIA M. SANCHEZ
                                       --------------------------------------
                                       Alicia M. Sanchez


                                   ATTENTION:

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





















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